UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.________)*

Ivanhoe Mines Ltd.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

46579N

(CUSIP Number)

Anette V Lawless Rio Tinto plc 6 St. James’s Square London SW1Y 4LD United Kingdom +44 (0) 20 7930 2399

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to: George Karafotias Shearman & Sterling LLP Broadgate West, 9 Appold Street London EC2A 2AP United Kingdom +44 (0) 20 7655 5576

October 27, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 46579N		Page 2 of 24 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rio Tinto plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b) (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

0

		8	SHARED VOTING POWER

175,447,400 common shares (see Items 3 and 5)

		9	SOLE DISPOSITIVE POWER

0

		10	SHARED DISPOSITIVE POWER

175,447,400 common shares (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,447,400 common shares (see Items 3 and 5)

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.4 per cent (see Item 5)

14	TYPE OF REPORTING PERSON (See Instructions)

HC, CO

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SCHEDULE 13D

CUSIP No. 46579N		Page 3 of 24 Pages

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rio Tinto International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b) (See Item 4)

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

0

		8	SHARED VOTING POWER

175,447,400 common shares (see Items 3 and 5)
		9	SOLE DISPOSITIVE POWER

0
		10	SHARED DISPOSITIVE POWER

175,447,400 common shares (see Items 3 and 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,447,400 common shares (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.4 per cent (see Item 5)
14	TYPE OF REPORTING PERSON (See Instructions)

CO

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Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, without par value (the “Shares”), of Ivanhoe Mines Ltd., a corporation continued under the laws of the Yukon Territory, Canada (the “Company”), whose principal executive offices are located at 654 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Rio Tinto plc, a public limited company incorporated under the laws of England and Wales (“Rio Tinto”), and Rio Tinto International Holdings Limited, a company incorporated under the laws of England and Wales (“RTIH”).

Rio Tinto, through its group companies, has mining operations around the world. RTIH is a wholly owned subsidiary of Rio Tinto and is a major investment holding company for the group.

The principal executive offices of each of Rio Tinto and RTIH are located at 6 St. James’s Square, London, SW1Y 4LD, United Kingdom.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Rio Tinto and RTIH are set forth in Schedule A hereto and are incorporated by reference herein.

During the last five years, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Rio Tinto and RTIH have entered into a Joint Filing Agreement, dated November 3, 2006, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act 1934, as amended (the “Exchange Act”).

Item 3.	Source and Amount of Funds or Other Consideration.

On October 18, 2006, RTIH and the Company entered into a Private Placement Agreement (the “Private Placement Agreement”), a copy of which is attached as Exhibit B hereto. The description of the Private Placement Agreement contained herein is qualified in its entirety by reference to Exhibit B, which is incorporated herein by reference.

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First Tranche Private Placement

Pursuant to the Private Placement Agreement, RTIH agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to RTIH 37,089,883 Shares (the “First Tranche Private Placement Shares”), representing upon completion, 9.95 per cent of the Company’s outstanding Shares, at an issue price of $8.18 per First Tranche Private Placement Share for an aggregate subscription price of $303,395,242.94 in cash, at a closing that occurred on October 27, 2006 (the “First Closing Date”).

The funds for the subscription price for the First Tranche Private Placement Shares were obtained by RTIH from the working capital of Rio Tinto.

Pursuant to the Private Placement Agreement, RTIH agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to RTIH, immediately after the issue of the First Tranche Private Placement Shares:

(i)     non-transferable share purchase warrants (the “Series A Warrants”), exercisable, subject to the prior approval of the Company’s shareholders, to purchase an additional 46,026,522 Shares, and

(ii)     non-transferable share purchase warrants (the “Series B Warrants”), exercisable, subject to the prior approval of the Company’s shareholders, to purchase an additional 46,026,522 Shares,

for an aggregate subscription price of $1,000 in cash.

The Series A Warrants and the Series B Warrants were issued to RTIH at a closing that occurred on the First Closing Date.

The funds for the subscription price for the Series A Warrants and the Series B Warrants were obtained by RTIH from the working capital of Rio Tinto.

Second Tranche Private Placement

Pursuant to the Private Placement Agreement, RTIH agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to RTIH, an additional 46,304,473 Shares (the “Basic Second Tranche Private Placement Shares”), representing, upon completion, an additional 9.95 per cent of the Company’s outstanding Shares, at a price of $8.38 per Basic Second Tranche Private Placement Share for an aggregate subscription price of $388,031,483.74 in cash, at a closing to occur on the earlier of:

(i)     the 20th business day following the date upon which the Company, or a subsidiary of the Company, enters into an investment agreement with the Government of Mongolia in respect of the Company’s Oyu Tolgoi copper and gold mineral development project (the “OT Project”) in Mongolia’s South Gobi region that is mutually acceptable to

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the Company and RTIH (an “Approved OT Investment Contract”),1 provided such Approved Investment Contract is entered into within three years of the First Closing Date and

(ii)     the 10th business day following the date upon which RTIH gives notice to the Company of its election to complete the Second Tranche Private Placement in the absence of an Approved OT Investment Contract (provided that such notice is given at any time prior to the third anniversary of the First Closing Date), or such later date as RTIH and the Company may agree in writing.

RTIH’s obligation (but not its right) to complete the Second Tranche Private Placement will terminate if the prior approval of the Company’s shareholders for RTIH’s right to exercise the Series A Warrants and the Series B Warrants (the “Company Shareholder Approval Matter”) is not obtained within 60 days of the First Closing Date.

If, upon issuance, the Basic Second Tranche Private Placement Shares would represent less than 9.95 per cent of the total number of Shares then issued and outstanding, RTIH will also have the option (the “Top Up Option”), exercisable prior to the closing of the Second Tranche Private Placement, to purchase up to that number of additional Shares, if any (the “Top Up Private Placement Shares”) that, when aggregated with the Basic Second Tranche Private Placement Shares, represent upon issuance 9.95 per cent of the total number of Shares then issued and outstanding. The issue price will be $8.38 per Top Up Private Placement Share unless, during the period commencing on the First Closing Date and ending on the date RTIH gives notice to the Company of its intention to exercise its Top Up Option, RTIH has fully exercised its pre-emptive and anti-dilution rights under the Private Placement Agreement, in which case the issue price will be equal to the lesser of (i) $8.38 and (ii) the closing market price of the Shares on the Toronto Stock Exchange on the date RTIH gives notice to the Company of its intention to exercise the Top Up Option.

RTIH expects to obtain the funds for the subscription price for the Basic Second Tranche Private Placement Shares and the Top Up Private Placement Shares, if any, from the working capital of Rio Tinto.

1	For purposes of the Private Placement Agreement, an “Approved OT Investment Contract” is a legally binding and unconditional investment agreement with the Government of Mongolia pursuant to the applicable laws of Mongolia that:

	(i)	includes terms granting legal, administrative and tax stability to the stakeholders of the OT Project for a certain period of time and guaranteeing that the legal, administrative and/or tax framework in force in Mongolia when the investment contract is entered into will remain unmodified for the term of the investment contract notwithstanding any modification, either introduced by law or regulations, enacted after the execution of the investment contract;

	(ii)	has, to the extent required by applicable Mongolian law, been approved, ratified, consented to or otherwise authorized by all relevant Mongolian governmental authorities;

	(iii)	has been approved by the Company’s board of directors, and

	(iv)	is mutually acceptable to the Company and RTIH, acting reasonably.

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Series A Warrants and Series B Warrants

The Series A Warrants and the Series B Warrants will not be exercisable unless and until the Company Shareholder Approval Matter has been (i) approved at a special meeting of the Company’s shareholders to be held within 45 days of, but in any event no later than 60 days after, the date of the Private Placement Agreement (the “Special Meeting”),2 by a majority of votes cast by holders of Shares (other than RTIH) present in person or by proxy (the “Company Shareholder Approval”) and (ii) approved, to the extent required in the reasonable opinion of RTIH, under the Investment Canada Act (Canada).

The Series A Warrants and the Series B Warrants will automatically terminate if the Company Shareholder Approval Matter does not receive Company Shareholder Approval at the Special Meeting.

If the Company Shareholder Approval Matter does receive Company Shareholder Approval at the Special Meeting, the Series A Warrants will be exercisable by RTIH at any time thereafter until the 365th day following the date (the “Warrant Determination Date”) which is the earlier of:

(i)      the date upon which the Company, or a subsidiary of the Company, enters into an Approved OT Investment Contract; and

(ii)     the third anniversary of the First Closing Date,

and the Series B Warrants will be exercisable by RTIH at any time after obtaining Company Shareholder Approval until the 725th day following the Warrant Determination Date.

After receipt of the Company Shareholder Approval, each Series A Warrant will, subject to adjustment in accordance with its terms, be exercisable to purchase one Share at a price of:

(i)     $8.38 until the 180th day following the Warrant Determination Date, and

(ii)     $8.54 after the 180th day until the 365th day following the Warrant Determination Date.

After receipt of the Company Shareholder Approval, each Series B Warrant will, subject to adjustment in accordance with its terms, be exercisable to purchase one Share at a price of:

(i)     $8.38 until the 180th day following the Warrant Determination Date

(ii)     $8.54 after the 180th day until the 365th day following the Warrant Determination Date,

2	The Company has announced that the Special Meeting will be held on November 30, 2006.

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(iii)     $8.88 after the 365th day until the 545th day following the Warrant Determination Date, and

(iv)     $9.02 after the 545th day until the 725th day following the Warrant Determination Date.

If all of the Series A Warrants and Series B Warrants were to be exercised, the aggregate purchase price payable by RTIH would be between $771 million and $808 million, depending upon the timing of the exercise of such warrants.

RTIH expects to obtain the funds for the purchase price payable upon the exercise of the Series A Warrants and the Series B Warrants from the working capital of Rio Tinto.

The Series A Warrants and the Series B Warrants are non-transferable by RTIH except to other members of the Rio Tinto group.

Preemptive and Anti-Dilution Rights

Pursuant to the Private Placement Agreement, RTIH has the right to acquire additional securities and participate in future financings by the Company, so as to maintain its proportional equity interest in the Company. RTIH is also entitled to anti-dilution rights in respect of the Series A Warrants and the Series B Warrants.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is hereby incorporated by reference in this Item 4.

RTIH has entered into the Private Placement Agreement to acquire a strategic stake in the Company in order to jointly develop and operate the OT project.

Board of Directors

Pursuant to the Private Placement Agreement, at all times, the board of directors of the Company will consist of at least ten (10) directors.

From and after the First Closing Date, RTIH will be entitled (but not obliged) to nominate a number of qualified individuals (each, a “Rio Tinto Representative”) for appointment or election, from time to time, to the board of directors of the Company, as a proportion of the board of directors of the Company (the “Proportionate Number of Directors”), as is equal to the percentage of issued and outstanding Shares held by RTIH and its affiliates at that time (disregarding any unissued Shares underlying any unexercised Series A Warrants or Series B Warrants). Where such calculation results in the Proportionate Number of Directors not being a whole number, such Proportionate Number of Directors will be rounded up to the nearest whole number where such calculation ends with a figure .5 or greater and will be rounded down to the nearest whole number where such calculation ends with a figure less than .5.

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At all times, RTIH will be entitled to nominate as one of its Rio Tinto Representatives an individual who is not qualified as an independent director (defined as a director who is independent within the meaning of Multilateral Instrument 52-110 Audit Committees of the Canadian securities regulatory authorities, as amended, and who meets the equivalent independence criteria prescribed under U.S. securities laws and the listing or marketplace rules of the New York Stock Exchange or Nasdaq, to the extent applicable to the Company). If at any time RTIH is entitled to nominate more than one Rio Tinto Representative, then not less than one half of such Rio Tinto Representatives must qualify as independent directors.

In addition, for as long as RTIH remains entitled to nominate at least one Rio Tinto Representative to the Company’s board of directors, RTIH will be entitled to nominate a Rio Tinto Representative selected by RTIH to the Company’s audit committee provided that such Rio Tinto Representative is an independent director and financially literate.

Preemptive Rights

Pursuant to the Private Placement Agreement, if, at any time after the First Closing Date, the Company proposes, or becomes obliged, to issue any Shares (other than the issuance of Shares pursuant to certain exempt transactions) (“Dilutive Issuer Shares”), RTIH will have the right to purchase a number of additional Shares (the “Anti-Dilution Shares”) so as to maintain its proportional equity interest in the Company.

Pursuant to the Private Placement Agreement, if, at any time prior to the exercise or expiry of all of the Series A Warrants and Series B Warrants, RTIH exercises its right to purchase all of the Anti-Dilution Shares to which it is entitled, RTIH will also be entitled to receive, for no additional consideration, a number of additional share purchase warrants (the “Anti-Dilution Warrants”) that would result in RTIH having the right to acquire, pursuant to the exercise of all outstanding Series A Warrants, Series B Warrants and Anti-Dilution Warrants, a number of Shares that, upon issuance, would allow RTIH to maintain its proportional equity interest in the Company.

If, at any time on or after the fifth anniversary of the First Closing Date, RTIH and its affiliates beneficially own, in the aggregate, a number of Shares representing less than 7.5 per cent of the total number of Shares issued and outstanding at such time, all of RTIH’s preemptive rights will immediately terminate and be of no further force or effect.

Restrictions on Share Acquisitions and Dispositions

Pursuant to the Private Placement Agreement, RTIH has agreed that, until the fifth anniversary of the date of such Agreement, the Rio Tinto group will not, except with the prior approval of the Company:

(i)     engage in any Specified Activity,3

3	For purposes of the Private Placement Agreement, “Specified Activity” is defined to mean, in respect of the Company and, except as specifically contemplated or permitted by the terms of the Private Placement Agreement, any actions by a member of the Rio Tinto group to:

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(ii)     prior to having fully exercised all of the Series A Warrants and the Series B Warrants, directly or indirectly acquire, any Shares or any securities convertible into or exchangeable for Shares (“Convertible Securities”) (other than the Shares, the Series A Warrants and the Series B Warrants issued pursuant to the Private Placement Agreement, Anti-Dilution Shares, Anti-Dilution Warrants and any Shares issued pursuant to the exercise of Anti-Dilution Warrants, Shares acquired pursuant to the exercise of the Series A Warrants and the Series B Warrants, the Top Up Option, the Top Up Private Placement Shares or Shares or Convertible Securities acquired through an issuance made to all holders of Shares on a pro rata basis) representing, in the aggregate, more than 6.65 per cent of the then issued and outstanding Shares from time to time, or

(iii)     after having fully exercised all of the Series A Warrants and the Series B Warrants, directly or indirectly acquire, any Shares or Convertible Securities if, following such acquisition, the Rio Tinto group and all persons with whom the Rio Tinto group is acting jointly or in concert, would beneficially own or exercise control or direction, or be deemed, under applicable law, to beneficially own, or exercise control or direction over, more than 40 per cent of the then issued and outstanding Shares.

The foregoing restrictions will not apply to the acquisition by RTIH of any Shares that Robert M. Friedland beneficially owns, directly or indirectly, pursuant to any rights of first refusal in favour of RTIH arising under the Shareholders’ Agreement between Robert M. Friedland and RTIH, dated October 18, 2006 (the “Shareholders’ Agreement”), a copy of which is attached as Exhibit C hereto, by reason of any proposed sale or disposition of Shares by Robert M. Friedland or any of his affiliates to any person who is not an institutional investor who meets certain prescribed criteria under the Private Placement Agreement.

If, at any time, a person or persons jointly or in concert (other than a member of the Rio Tinto group or a person that is not at arm’s length to the Rio Tinto group), publicly announces its intention to commence a transaction which would result, if consummated, in any person, or group of persons acting jointly or in concert, acquiring beneficial ownership of more than 50 per cent of the outstanding Shares (a “Change of Control” and such transaction, a “Company Control Transaction”), or the Company publicly announces that its board of directors has approved an agreement which contemplates a Company Control Transaction, the Rio Tinto group will be immediately released from the foregoing restrictions but only for the limited purpose of giving the Rio Tinto group a reasonable opportunity to propose to the Company and/or commence an alternative Company Control Transaction. Unless a Company

(i)	make a takeover bid or a tender offer or participate as a bidder in any takeover bid or tender offer for any or all issued and outstanding Shares or Convertible Securities,

(ii)	otherwise acquire, directly or indirectly, any Shares or Convertible Securities or any rights or options to acquire any Shares or Convertible Securities,

(iii)	propose any merger, statutory arrangement or business combination between the Company and any member of the Rio Tinto group,

(iv)	make any solicitation of proxies to vote any Shares, or

(v)	form, join or in any way participate in a “group” within the meaning of Section 13(d)(3) of the U.S. Exchange Act with respect to any of the foregoing.

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Control Transaction results in an Change of Control within 75 days after the Rio Tinto group is released from the foregoing restrictions or, after the end of such period, RTIH or any of its affiliates is actively pursuing an alternative Company Control Transaction that was commenced during such period, such restrictions will be deemed to have been re-imposed as of the later of the end of such 75 day period and the date that RTIH or any such affiliate completes or ceases actively pursuing its alternative Company Control Transaction, pending their expiry or the public announcement of another Company Control Transaction as contemplated above. For the purposes of the foregoing:

(i)     RTIH or any of its affiliates will be deemed to be actively pursuing an alternative Company Control Transaction at a particular time if, at that time, RTIH or any such affiliate has made a “formal bid” (as defined under Canadian securities laws) that has not expired for a sufficient number of Shares to effect a Change of Control or RTIH or any such affiliate is engaged in active negotiations with the Company with respect to such alternative Company Control Transaction, and

(ii)     nothing in the Shareholders’ Agreement will be construed as creating a non-arm’s length relationship between the parties to the Shareholders’ Agreement or their respective affiliates.

Pursuant to the Private Placement Agreement, until the first anniversary of the First Closing Date, RTIH has agreed that the Rio Tinto group will not, except (i) pursuant to a Company Control Transaction, (ii) with the prior written consent of the Company, or (iii) to any person who is a member of the Rio Tinto group, directly or indirectly, offer, sell, contract to sell, grant any option or right to purchase, make any short sale, transfer, assign, gift, enter into any derivative transaction in respect of, or otherwise dispose of, alienate or create any encumbrance in respect of (or announce any intention to effect the foregoing) (any of the foregoing, a “Transfer”) any Shares or Convertible Securities (or any voting rights or other rights attributable thereto) beneficially owned, directly or indirectly, by the Rio Tinto group, whether presently owned or subsequently acquired, or in respect of which the Rio Tinto group exercises control or direction.

Thereafter, until the fifth anniversary of the date of the Private Placement Agreement, if RTIH intends to Transfer Shares representing 5 per cent or more of the total number of Shares then issued and outstanding to any person other than (i) a member of the Rio Tinto group, or (ii) an institutional investor who meets certain prescribed criteria under the Private Placement Agreement, and the proposed Transfer is not being made pursuant to a Company Control Transaction, the Company will have the right, for a period of not less than 60 days, to arrange for the sale of such Shares to a third party selected by the Company in its absolute discretion and reasonably acceptable to RTIH, on the same terms upon which RTIH intended to sell such Shares, failing which RTIH will be free to sell such Shares.

Divestiture of Non-Core Assets

Pursuant to the Private Placement Agreement, the Company has agreed to dispose of its entire interest in the Monywa Copper Project, a joint venture between the Company’s wholly owned subsidiary, Ivanhoe Myanmar Holdings Ltd., and Mining Enterprise No. 1, an entity

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wholly-owned by the Government of the Union of Myanmar, and any other rights, interests or investments held, directly or indirectly, by the Company in the Union of Myanmar (collectively, the “Myanmar Assets”), by no later than February 1, 2007. If such disposition does not occur by that date, RTIH has the right to cause the Company to transfer all of the Myanmar Assets to a trust of which none of the Company, RTIH, Robert M. Friedland, their respective affiliates, any person related to any of them or any person that is a resident of Myanmar or controlled by a resident of Myanmar are trustees or beneficiaries. In consideration of such transfer, the Company would receive a promissory note issued by the trust in an amount not less than $40 million plus 50 per cent of the cash receivable from the Myanmar Assets at the time of their sale to the trust. The Company would be entitled to additional compensation from any future sale of the Myanmar Assets by the trust in an amount to be determined but not less than 50 per cent of the amount by which such sale proceeds exceed the amount outstanding under the promissory note.

The Company has also agreed to consult with RTIH in good faith and to use its best efforts to formulate timetables and strategies for the orderly disposition of all of its non-core assets situated outside of Mongolia as soon as reasonably practicable, having regard to the best interests of the holder of Shares as a whole. The Company has agreed to use its best efforts to divest itself of such other non-core assets in accordance with such timetables and strategies, provided that the precise timing and terms of any such disposition by Company will be subject to the prior approval of the Company board of directors in its absolute and exclusive discretion, acting reasonably and in good faith.

Shareholders’ Agreement

Pursuant to the Shareholders’ Agreement, Robert M. Friedland has agreed for a period of five years from the First Closing Date to vote or cause to be voted all of securities of the Company, including all Shares and Convertible Securities, held directly or indirectly by him and any of his affiliates (the “Owned Securities”), and, so long as they are held by Goldamere Holdings SRL, an additional 4,071,093 Shares, in favour of (i) the right of RTIH to exercise the Series A Warrants and the Series B Warrants, and (ii) any other transaction contemplated by the Private Placement Agreement for which the approval of the Company’s shareholders is required.

Robert M. Friedland has agreed that he will not, and will procure that each of his affiliates will not, except as expressly permitted by the Shareholders’ Agreement, directly or indirectly, Transfer any of his Owned Securities without the express prior written consent of RTIH, subject to certain limited exceptions, including a Transfer to a permitted transferee or pursuant to a Company Control Transaction.

Robert M. Friedland has also agreed to grant RTIH a right of first refusal and/or rights of placement with third parties, in respect of the Transfer by him of his Owned Securities to a third party, subject to certain limited exceptions, including a Transfer to a permitted transferee or pursuant to a Company Control Transaction.

The Shareholders’ Agreement will terminate on the earlier of (i) the date Robert M. Friedland holds no Owned Securities and (ii) the fifth anniversary of the First Closing Date.

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The description of the Shareholders’ Agreement contained herein is qualified in its entirety by reference to Exhibit C, which is incorporated herein by reference.

Registration Rights Agreement

On the First Closing Date, the Company and RTIH entered into a Registration Rights Agreement (the “Registration Rights Agreement”), a copy of which is attached as Exhibit D hereto, pursuant to which the Company has agreed to provide RTIH with certain registration rights in respect of the Shares held by RTIH.

At any time after the first anniversary of the First Closing Date, RTIH may request that the Company file a registration statement with the SEC relating to all of the Shares in respect of which RTIH has requested registration (a “Demand Registration”). RTIH is entitled to demand up to five Demand Registrations provided that (i) the aggregate sales price of any Shares to be registered pursuant to a Demand Registration must be equal or greater than $35 million, (ii) no more than two Demand Registrations may be requested in any twelve month period, and (iii) no request for a Demand Registration may be made within 90 days of the date of effectiveness of any other registration statement filed by the Company pursuant to the Registration Rights Agreement.

If, at any time, the Company files a registration statement with the SEC, RTIH will be entitled, subject to certain exceptions, to exercise “piggyback” registration rights requiring the Company to include in any such registration that number of Shares held by RTIH as RTIH may request, subject only to certain prescribed limitations provided in the Registration Rights Agreement.

The Company may, on a limited number of occasions, and in certain prescribed circumstances, delay the filing or effectiveness of any registration statement required to be filed pursuant to the Registration Rights Agreement.

The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit D, which is incorporated herein by reference.

Although Rio Tinto and RTIH have no present intention to acquire securities of the Company other than pursuant to the Private Placement Agreement or the Shareholders’ Agreement, they intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the Private Placement Agreement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Company, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Company owned by them in the open market, in privately negotiated transactions or otherwise, or (ii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of Rio Tinto and RTIH specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of Rio Tinto and

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RTIH currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to Rio Tinto and RTIH; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.

Except as set forth in this Schedule 13D, Rio Tinto and RTIH have no present plans or proposals which relate to or would result in:

(i)     The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company,

(ii)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries,

(iii)     A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries,

(iv)     Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(v)     Any material change in the present capitalization or dividend policy of the Company,

(vi)     Any other material change in the Company’s business or corporate structure,

(vii)     Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person,

(viii)    A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(ix)     A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended, or

(x)     Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The responses of Rio Tinto and RTIH to Rows (11) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 is hereby incorporated by reference in this Item 5.

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Pursuant to the Private Placement Agreement, on the First Closing Date, RTIH acquired 37,089,883 Shares, representing upon completion 9.95 per cent of the Company’s outstanding Shares. RTIH has also agreed to subscribe for an additional 46,304,473 Shares (and has the right to subscribe for Top Up Placement Shares if necessary), representing upon completion 9.95 per cent of the Company’s then outstanding Shares, upon the Company entering into an Approved OT Investment Contract as set forth in Item 3.

On the First Closing Date, RTIH also acquired the Series A Warrants and the Series B Warrants which are exercisable, subject to the prior approval of the Company’s shareholders, to purchase an additional 92,053,044 Shares.

Each of Rio Tinto and RTIH is deemed to beneficially own 175,447,400 Shares which, assuming the subscription by RTIH for an additional 46,304,473 Shares (and any Top Up Placement Shares if necessary) and the exercise of all the Series A Warrants and the Series B Warrants in addition to the 37,089,883 Shares acquired by RTIH on the First Closing Date, would represent 33.35 per cent of Company’s outstanding Shares on a fully diluted basis.

In addition, the Shares deemed beneficially owned by each of Rio Tinto and RTIH with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, neither Rio Tinto nor RTIH nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of Rio Tinto and RTIH, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Rio Tinto and RTIH.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Use of Proceeds

Pursuant to the Private Placement Agreement, the Company has agreed that it will use not less than 90 per cent of the proceeds received from the issuance of the Shares to RTIH under the Private Placement Agreement and from the exercise of the Series A Warrants and the Series B Warrants to fund expenditures in respect of the development of the OT Project.

OT Project Right of First Refusal

Pursuant to the Private Placement Agreement, RTIH has been granted a right of first refusal in respect of the Company’s interests in the OT project that is exercisable for a period of 60 days, subject to certain limited exceptions, if the Company intends to dispose of any interest in the OT Project to a third party. In respect of any such proposed disposition, the Company must first offer such interests to RTIH at an equivalent price and on equivalent terms and conditions to those available to the third party to whom such proposed disposition is to be made and from whom the Company has received an offer on bona fide arm’s length terms. RTIH’s right of first refusal is inoperative unless, at the time the Company proposes to make any such disposition, the Rio Tinto group owns (disregarding any unissued Shares underlying unexercised Series A Warrants or Series B Warrants) a number of Shares at least equal to the number of First Tranche Private Placement Shares and Basic Second Tranche Private Placement Shares.

If the Company proposes to dispose of any interest in the OT Project in respect of which Rio Tinto would be entitled to exercise its right of first refusal but for the fact that the Rio Tinto group then owns an insufficient number of Shares, RTIH will nonetheless be entitled to exercise its right of first refusal if it elects to complete the Second Tranche Private Placement in the absence of an Approved OT Investment Contract.

The Private Placement Agreement also provides that the Company and RTIH will consult with one another regarding further opportunities for the Rio Tinto group to participate in the OT Project.

Technical Committee

Pursuant to the Private Placement Agreement, RTIH and the Company have agreed to establish a technical committee (the “Technical Committee”) to manage all aspects of the engineering, construction, development and operation of the OT Project. The Company and RTIH will, through the Technical Committee, cooperatively oversee and supervise all operations in respect of the OT Project. All material activities and operations in respect of the OT Project must be approved by the Technical Committee before they can be undertaken.

The Technical Committee will consist of two members from the Company, two members from RTIH and a fifth member who will act as the chairman of the Technical

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Committee and as the senior manager of the OT Project. The chairman of the Technical Committee will be an individual reasonably acceptable to both the Company and RTIH. The Company has the right to appoint the chairman of the Technical Committee during the first five years following the closing of the First Tranche Private Placement. The Company’s President and Chief Executive Officer, John Macken, will serve as the first chairman of the Technical Committee and senior manager of the OT Project. After five years, RTIH will have the right to appoint the chairman of the Technical Committee and senior manager of the OT Project.

RTIH’s right to appoint members and be represented on the Technical Committee will terminate if, at any time during the period from the First Closing Date until the earlier of (i) the closing of the Second Tranche Private Placement, and (ii) the third anniversary of the First Closing Date, the Rio Tinto group beneficially owns, in the aggregate, a number of Shares that is less than the number of First Tranche Private Placement Shares. Thereafter, RTIH’s right to appoint members and be represented on the Technical Committee will terminate if, at any time, the Rio Tinto group beneficially owns, in the aggregate, a number of Shares that is less than the aggregate number of First Tranche Private Placement Shares and Basic Second Tranche Private Placement Shares.

Any decision of the Technical Committee in respect of which a consensus cannot be reached among its members will be subject to a vote in respect of which each of the five members of the Technical Committee will have one vote.

During the five year period following the First Closing Date, the unanimous consent of all Technical Committee members will be required for matters involving (i) asset or property acquisitions or contractual commitments requiring expenditures exceeding $100 million, (ii) acquisitions of interests in land or mineralization within the geographical areas comprising the OT Project requiring expenditures exceeding $10 million, or (iii) any material amendments to the existing OT Project long term mine plan or the adoption of any new long term mine plan.

Technical Assistance

For as long as RTIH is represented on the Technical Committee, the Company may request RTIH’s assistance with certain matters pertaining to the development and operation of the OT Project including engineering, mine planning and design, metallurgical and process design, procurement of plant and equipment and environmental planning and management. RTIH will provide such services subject to having the available resources and to the parties negotiating mutually acceptable agreements. During the five year period following the First Closing Date, these services will be provided to the Company at RTIH’s out-of-pocket cost and, thereafter, at a cost no less favourable than that charged by any Rio Tinto group member to any other Rio Tinto group member.

OT Investment Contract Negotiations

Pursuant to the Private Placement Agreement, the Company has agreed to keep RTIH fully informed from time to time of the status of the negotiations with the Government of Mongolia for an OT Investment Contract. RTIH, acting reasonably, will have the right to consult with the Company from time to time with respect to all aspects of such negotiations and

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will be entitled to appoint at least two individuals acceptable to the Company, acting reasonably, to the group of Company representatives participating in such negotiations.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Rio Tinto and RTIH or, to the best of their knowledge, any of the persons named in Schedule A hereto or between Rio Tinto or RTIH and any other person or, to the best of their knowledge, any person named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 99A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto International Holdings Limited

Exhibit 99B	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited

Exhibit 99C	Shareholders’ Agreement between Robert M. Friedland and Rio Tinto International Holdings Limited

Exhibit 99D	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3 November 2006

Rio Tinto plc

/s/ Anette V Lawless
Signature

Anette V Lawless / Secretary
Name/Title

Rio Tinto International Holdings Limited

/s/ Anette V Lawless
Signature

Anette V Lawless /Director
Name/Title

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SCHEDULE A

Rio Tinto plc
Directors and Executive Officers

Name	Present Principal	Business Address	Citizenship
Occupation
Directors
Paul Skinner	Chairman of Rio Tinto	6 St. James’s Square	British
London SW1Y 4LD
United Kingdom

Leigh Clifford	Chief Executive of Rio	6 St. James’s Square	Australian
	Tinto	London SW1Y 4LD
United Kingdom

Guy Elliott	Finance Director of Rio	6 St. James’s Square	British
	Tinto	London SW1Y 4LD
United Kingdom

Tom Albanese	Director of Group	6 St. James’s Square	United States
	Resources at Rio Tinto	London SW1Y 4LD	of America
United Kingdom

Sir Richard Sykes	Rector of Imperial	Imperial College	British
	College London and	London
	Senior non-executive	Exhibition Road
	director of Rio Tinto	London SW7 2AZ
United Kingdom

Dr. Ashton Calvert	Corporate Director	c/o Rio Tinto Limited	Australian
120 Collins Street
Melbourne Victoria
3001 Australia

Sir David Clementi	Chairman of Prudential	Governor’s House	British
	plc	Laurence Pountney
Hill, London
EC4R 0EU
United Kingdom

Vivienne Cox	Executive Vice	1 St. James’s Square	British
	President of BP plc	London SW1Y 4PD
United Kingdom

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Sir Rod Eddington	Corporate Director	Chairman, JPMorgan	Australian
Level 30, Optus Centre
367 Collins Street
Melbourne, Victoria
3000 Australia

Michael Fitzpatrick	Corporate Director	Squitchy Lane	Australian
Holdings. Level 2
88 Collins Street
Melbourne, Victoria
3000 Australia

Richard Goodmanson	Executive Vice	E. I. DuPont de	United States
	President and Chief	Nemours and Company	of America
	Operating Officer of	1007 Market St.
	DuPont	D9000, Wilmington
DE 19898 United
States of America

Andrew Gould	Chairman and Chief	42, rue Saint	British
	Executive Officer of	Dominique, 75007
	Schlumberger Limited	Paris, France

Lord Kerr of	Corporate Director	c/o Rio Tinto plc	British
Kinlochard		6 St. James’s Square
London SW1Y 4LD
United Kingdom

David Mayhew	Chairman of JPMorgan	JPMorgan Cazenove	British
	Cazenove Group plc	Limited
20 Moorgate, London
EC2R 6DA
United Kingdom

Executive Officers

Preston Chiaro	Chief executive of the	6 St. James’s Square	United States
	Energy group	London SW1Y 4LD	of America
United Kingdom

Bret Clayton	Chief executive of the	6 St. James’s Square	United States
	Copper group	London SW1Y 4LD	of America
United Kingdom

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Oscar Groeneveld	Chief executive of the	6 St. James’s Square	Australian
	Aluminum group	London SW1Y 4LD
United Kingdom

Keith Johnson	Chief executive of the	6 St. James’s Square	British
	Diamonds group	London SW1Y 4LD
United Kingdom

Charles Lenegan	Managing director, Rio	6 St. James’s Square	Australian
	Tinto Australia	London SW1Y 4LD
United Kingdom

Andrew Mackenzie	Chief executive of the	6 St. James’s Square	British
	Industrial Minerals	London SW1Y 4LD
	group	United Kingdom

Karen McLeod	Head of Human	6 St. James’s Square	Australian
	Resources	London SW1Y 4LD
United Kingdom

Michael Merton	Head of Global	6 St. James’s Square	British
	Business Services	London SW1Y 4LD
United Kingdom

Grant Thorne	Head of OTX	6 St. James’s Square	Australian
London SW1Y 4LD
United Kingdom

Andrew Vickerman	Head of	6 St. James’s Square	British
	Communications &	London SW1Y 4LD
	External Relations	United Kingdom

Sam Walsh	Chief executive of the	6 St. James’s Square	Australian
	Iron Ore group	London SW1Y 4LD
United Kingdom

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Rio Tinto International Holdings Limited
Directors and Executive Officers

Name	Present Principal	Business Address	Citizenship
Occupation

Directors
Dan Larsen	Head of Controllers	6 St. James’s Square	United States
		London SW1Y 4LD	of America
United Kingdom

Anette Lawless	Company Secretary of	6 St. James’s Square	Danish
	Rio Tinto plc	London SW1Y 4LD
United Kingdom

Christopher Lenon	Head of Taxation	6 St. James’s Square	British
London SW1Y 4LD
United Kingdom

Ian Ratnage	Head of Treasury	6 St. James’s Square	British
London SW1Y 4LD
United Kingdom

Executive Officers

Roger Dowding	Deputy Secretary of	6 St. James’s Square	British
	Rio Tinto plc	London SW1Y 4LD
United Kingdom